04035175

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

REGISTRANT'S NAME Phytopharm plc

*CURRENT ADDRESS Corpus Christi House
9 West Street, Godmanchester
Cambs PE29 2HY, United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34798 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7-2-04

Phytopharm plc

Annual report & accounts

for the year ended 31 August 2002

Transforming discovery...





...into products

Phytopharm is an established drug discovery specialist with a proven record in developing plant extracts (botanicals) as candidates for full pharmaceutical development. We are committed to the discovery and development of innovative medicines for chronic and poorly understood diseases.

Phytopharm
Transforming potential into products



Global contacts
Medical anecdotes
Early projects
Botanical manufacture
Clinical evaluation
PATENTS
Clinical pharmacology
Mode of action
Laboratory studies
Screen development
PATENTS
Guided fractionation
Isolation of activities and derivatives
PATENTS

The botanical development path allows early clinical evaluation programmes to be undertaken at low cost, the discovery of novel modes of action and the potential for early income generation

Phytopharm is a pharmaceutical company with proven expertise in the discovery of new drug families from natural sources and the development of natural and synthetic pharmaceutical products.

Drugs discovered from natural sources have always played a central role in medicine, but Phytopharm has taken the technique a step further, through the development of processes to control the manufacture of plant extracts to pharmaceutical standards. Such controlled extracts are called botanicals, and enable their immediate evaluation in clinical trials where medical professionals can confirm reports of efficacy arising from their use in traditional medicine. The clinical data so generated can then guide research into the underlying pharmacology, leading to an understanding of how such materials work, the isolation of the active chemicals within them and the emergence of novel platforms for drug discovery.

In this regard the botanical development path has two advantages over the more conventional techniques of phytochemical research, where plants are subjected to a variety of solvents, their constituent chemicals isolated and then the chemical libraries screened for activity in laboratory and animal models of human disease.

The first advantage is immediate – namely that plant extracts can be directly evaluated for clinical efficacy rather than subjected to initial chemical isolation as described above. This ability to evaluate plant extracts directly enables Phytopharm to commence clinical trials on plant mixtures in diseases where the underlying causes are not well understood and laboratory screens are of little value. This releases drug discovery from absolute reliance on laboratory screens and enables the development of medicines for poorly understood diseases.

The second advantage of the botanical development path is that some plant extracts have active molecules that are very poorly soluble when found in isolation. Plants contain many components that act as natural soaps and increase the solubility of their chemical constituents. Quite dramatic falls in activity are therefore a common feature of isolating active molecules, unless other steps to increase the solubility of such components are taken. These steps can only be made once clinically important activity has actually been seen.

Phytopharm's approach has been markedly successful and has resulted in the development of four platforms for drug discovery, in metabolic disease, neurodegeneration, inflammatory disease and dermatology, each with novel mechanisms of action, drug screens and isolated compounds.

Phytopharm at a glance

As the first botanical pharmaceutical company our mission is to research and develop innovative medicines to treat chronic and poorly understood diseases.

Introduction

Phytopharm is a drug discovery specialist committed to the development of innovative medicines for chronic and poorly understood diseases. The Company originated the technique of using plant based extracts, manufactured to full pharmaceutical standards (botanicals) as the basis for its drug development programmes, and was awarded the first ever treatment IND for a botanical by the US FDA in 1997. Many of plant based extracts have marked biological activity, and are found within traditional medicines.

Botanicals

Drugs discovered from natural sources have always played a central role in medicine. Rather than relying on the laboratory screening of libraries of chemicals extracted from plants as a first step, botanicals allow the immediate evaluation of plant extracts in clinical trials where medical professionals can confirm reports of efficacy arising from use in traditional medicine. Such clinical data can then be used to guide research into the underlying pharmacology of the extracts, leading to an understanding of how such materials work, the isolation of the active chemicals and the emergence of novel platforms for drug discovery.



Drug discovery platforms
Drug discovery platforms form the basis of families of product opportunities that exploit the same mode of action. Products range in chemical complexity from mixtures with limited chemical identification to products in which the chemical composition is fully identified. In the latter case such products are single chemical entities and their development follows the conventional pharmaceutical path. They differ from conventional products only in that they have been discovered using the botanical approach to drug discovery.

Therapeutic focus
Phytopharm's approach has been markedly successful, and has resulted in the development of four drug discovery platforms, each with novel mechanisms of action, drug screens and isolated compounds. These fall into the important therapeutic categories of

- metabolic disease
- inflammation
- neurodegeneration
- dermatology

In addition, Phytopharm continues to conduct early evaluation programmes across a wide range of therapeutic areas.

Intellectual property
Intellectual property can be generated at all stages of the botanical development process. Patents protect formulations that demonstrate clinical activity, screens based upon novel modes of action discovered in the clinic as well as novel natural and semi-synthetic molecules. Phytopharm has now developed over 21 separate patent families which are being prosecuted worldwide.

The Company
Phytopharm is a small company run as a semi-virtual organisation. Phytopharm has core expertise in all aspects of drug development and subcontracts all laboratory work to specialists in that particular field while retaining full control over the direction of the research. As a result of this Phytopharm has a very low fixed overhead and can access the latest research techniques as required. The key areas of core competence within the business are:

- The application of GAP (Good Agricultural Practice) and GMP (Good Manufacturing Practice) to the manufacture of plant extracts.
- The clinical development of such extracts according to GCP (Good Clinical Practice).
- The isolation and identification of extracts and determining the pharmacological activity of these extracts.
- The application of the registration process to botanical extracts.
- The development and management of business partnerships.

Worldwide network
Phytopharm also benefits from an extensive and valuable drug discovery programme based on its worldwide network of medical contacts.

Out-licensing collaborations
Phytopharm seeks licensing partners for development and commercialisation of its products following Phase IIa or 'proof of principle' clinical evaluation and development of a scalable manufacturing process. Multinational partners are sought, with milestones paid on completion of agreed clinical targets, submission of regulatory documents and royalties paid on sales.

Highlights of 2002

October
Successful completion of 28 day repeat dose clinical study of dementia treatment P58
Phytopharm plc announces the successful completion of the final stage of a repeat dose clinical study for P58 which is under development as an oral treatment for age-related cognitive dysfunction, which typically presents as memory loss and dementia, including Alzheimer's disease.

August
Clinical study results for Inflammatory Bowel Disease (P54)
Phytopharm plc announces the results of a Phase IIa study to investigate the safety and efficacy of its patented oral product P54 in inflammatory bowel disease. The study indicated that P54, which is derived from the tumeric family, may play a role in reducing steroid dependency in patients with less severe forms of bowel disease.

July
Agreement with Pfizer for future development programme (P57)
Phytopharm plc announces that it has agreed with Pfizer Inc the future development programme for P57, Phytopharm's novel appetite suppressant for the treatment of obesity and metabolic syndrome. The agreement follows the successful demonstration of proof of principle in man that was announced in December 2001.

April
Opens new manufacturing unit in South Africa
Phytopharm plc announces that it has completed the installation of a new botanical supplies unit in South Africa to substantially expand the manufacturing capacity for its appetite suppressant P57 in support of the further development of the product.

March
Commences European multicentre study of P7v in canine atopic dermatitis
Phytopharm plc announces the start of a European multicentre study of P7v, its novel, patented botanical product for the treatment of canine atopic dermatitis (canine 'eczema').

Chairman's statement
Meeting potential



This has been a challenging year for public companies. Whilst the effect of the global correction in stock valuations is known to all, the effects on emerging companies have been most marked. In this regard Phytopharm is well placed to weather these adverse conditions. With its low fixed overheads, the Company has tight control over its use of working capital. Indeed this year's results have demonstrated yet again the ability of the Phytopharm team to report results that are on target with regard to cash utilisation and progress across products in development.

The effectiveness of the output and the general reputation of Phytopharm are further illustrated by the interest evidenced by major pharmaceutical companies in all four of our research platforms. The ongoing partnership with Pfizer is the tip of the iceberg and it is gratifying that patient negotiation by management has produced a satisfactory evolution of the relationship. The experience gained will undoubtedly be invaluable in developing arrangements with other organisations interested in the further opportunities that Phytopharm will present.

Last year I reported on our concern for the maintenance of high standards with respect to environmental and social matters. These developments are fully reported elsewhere in this document and also on our website. Your board is much concerned that, as an international operator, we should achieve appropriate levels of compliance as evidence of our firm commitment to our environmental and social responsibilities.

My non-executive director colleagues and I continue to be pleased with the competent professionalism of the Phytopharm team and the sheer hard work that has gone into the development of the Company. We are most fortunate to be supported by such a talented and dedicated group. We look forward to further progress in 2003.

Gordon Stevens
Chairman

Chief Executive's review
Adding value to discovery

Phytopharm develops a portfolio of products that have emerged from a well-established research base. Its expertise in manufacturing controlled plant extracts enables it to initiate early clinical evaluations and base substantial research platforms on the emergent clinical data. These platforms are not only novel, but allow the Group to generate strong intellectual property and to move into related disease processes with new chemical forms.

Phytopharm invests shareholders' funds in developing its portfolio, and remains a well-funded Group with over two years working capital at current burn rates. Once product development programmes have reached a substantive stage, the Group seeks pharmaceutical partners who pay for options to market products based on intellectual property owned by Phytopharm. These option agreements involve substantial payments to the Group, comprising the reimbursement of further development costs, the payment of milestones as key phases are completed, and royalties on eventual product sales. These payments are negotiated by reference to the size of the eventual market, the stage of development of the product concerned and the strength of the data generated.

With its small central overhead, Phytopharm offers the potential of sustained profitability once its main products have been licensed in this manner, even if royalty income arising from sales of such products is some years off. Furthermore, the botanical approach also enables the parallel development of products for early marketing in the companion animal market, thereby balancing early revenue generators with major pharmaceutical products.

Licensing progress
Discussions under confidentiality agreements are in progress on products from all four platforms owned and developed by Phytopharm. Such discussions can be lengthy, and involve substantial due diligence and assessment on the part of potential licensees. Nonetheless, significant progress is being made on the neurodegeneration platform (P58) and the opportunity presented by the new chemical forms within the obesity platform (P64) is also generating substantial interest. With Pfizer's stated intention to progress the P57 product and commercial quantities of both veterinary products (P54v and P7v) becoming available during 2003, Phytopharm looks forward to the coming year with confidence.



Dr Richard Dixey
Chief Executive Officer



Clinical benefit in senile dementia demonstrated


MSE score change from baseline
3
2
1
0
-1
Baseline
1 month
2 months
3 months

Mean MMSE at baseline 19.1
(normal more than 27 critical less than 14)

P58 reverse neurodegeneration


Neuronal survival (% of control DMSO 0.25%)
100
90
80
70
60
Control
+ glutamate
+ glutamate + P58 (10 nM)

Operational review
Delivering added value



The metabolic disorders platform is focused on obesity, obese onset diabetes and metabolic syndrome. Licensed to Pfizer Inc in 1998, the **P57** platform comprises the patented use of three plant species, their mode of action and 17 related active molecules.

In April 2002, Phytopharm announced the opening of a new botanical supplies unit in South Africa to substantially expand the manufacturing capacity for **P57** in support of the further development of the product. The new facility expands the capacity for processing the raw materials by 300 per cent and a programme to process substantial quantities of plant material has been successfully undertaken.

In July 2002, Phytopharm announced the future development programme with Pfizer. The agreement followed the successful demonstration of proof of principle in man that was announced in December 2001. Pfizer will now progress the P57 development programme concerning extracts of medicinal plants under the ongoing terms of the Licence and Royalty Agreement announced between Pfizer and Phytopharm in 1998. This programme is intended to result in the development of a botanical prescription pharmaceutical for the treatment of obesity and metabolic syndrome.

Phytopharm has now developed screens that are predictive of appetite suppressant activity. This has enabled the development of synthetic molecules that will form the basis of a further licensing opportunity. This programme (**P64**) is intended to result in the development of a pharmaceutical prescription product for the treatment of obesity and metabolic syndrome.

The neurodegeneration platform has been extended to include Alzheimer's, Parkinson's and motor neurone disease. Phytopharm has now developed a total of nine patent families to protect the large group of related chemical compounds within this platform that share this activity. These molecules are actively neuroprotective and stimulate the release of neuronal growth factors. Several lines of research are now progressing in parallel, indicating that these molecules actively reverse the neurodegenerative process. This novel mode of action has established a platform for the development of a number of potentially important therapeutic approaches to diseases including those associated with ageing, such as memory impairment and dementia. This work has enabled Phytopharm to develop a series of screening models that mimic these important observations, and has guided the development of semi-synthetic analogues of the original plant based materials.

A series of preclinical toxicology studies has now been completed on a compound arising from the **P58** programme, for age-related cognitive impairment, including memory loss, dementia and Alzheimer's disease. In April 2002 Phytopharm announced the completion of a seven day clinical programme of repeat dosing in the elderly. The successful completion of the final stage of a 28-day repeat dose clinical study was announced in October 2002. The results indicated that the product was well tolerated with a good emergent safety profile. A battery of 10 computerised cognitive function tests was also performed on days 1, 14 and 28 to optimise the cognitive endpoints for further clinical studies. These data have been evaluated for subject variability and consistency and have led to a study design, which centres on verbal memory performance including delayed word recall and overall quality of memory. These parameters will be the focus of the cognitive assessments to be conducted in the forthcoming phase II clinical study in 2003.

Manufacture of a compound from the programme for Parkinson's disease (**P63**) has been successfully completed to GMP in multi-kilogram quantities. This product is planned to enter the clinical phase in Q1 2003. Pre-clinical work has demonstrated that P63 is a potent protective agent against neurodegeneration *in vitro* and stimulates the release of neurotrophic factors, which have been shown to reverse Parkinson's disease. Furthermore, we have shown that P63 derived products reverse the loss of dopamine receptors in the brain and have powerful neuroprotective effects in models of Parkinson's disease *in vivo*.

The programme for motor neurone disease (**P59**) has progressed well. Pre-clinical work has demonstrated that P59 improves survival to a greater extent than standard treatment in Progressive Motor Neuropathy (pmn) mice, a model of motor neurone disease (amyotrophic lateral sclerosis; ALS).

The inflammation platform consists of a patented combination of two medicinal plants (**P54**), and includes a family of novel, third generation non-steroidal anti-inflammatory drugs ('NSAID') characterised by their inhibition of a wide range of enzymes central to chronic inflammation (**P61**).

The neurodegeneration platform has been extended to include Alzheimer's, Parkinson's and motor neurone disease. Phytopharm has now developed a total of nine patent families to protect the large group of related chemical compounds within this platform that share this activity.

In August 2002, Phytopharm announced the results of a Phase IIa study investigating the safety and efficacy of the oral product, P54, in inflammatory bowel disease. The study was conducted at Addenbrooke's Hospital, Cambridge, UK and utilised a double-blind placebo controlled design. All 27 patients had clinically stable disease, but were dependent on chronic treatment with oral prednisolone (5 – 30 mg / day). Faecal calprotectin (a biomarker of disease activity released by inflammatory cells into the bowel) was determined in each subject at the start of the study. For patients with a baseline calprotectin level below 450 milligrammes per litre, all the patients in the P54 group were able to withdraw from steroid therapy. By contrast, in the placebo group less than half of the patients in this category were able to discontinue steroids without relapse. The study indicated that the P54 product, which is derived from the turmeric family, may play a role in reducing steroid dependency in patients with less severe forms of bowel disease. Treatment with P54 was generally very well tolerated and there were no safety concerns that caused any changes of dosing regimen.

There is also potential for the use of compounds that reduce the expression of inflammatory enzymes in the companion animal market. The results last year of our double-blind placebo controlled trial using **P54v** in canine osteoarthritis have enabled the Group to actively pursue commercialisation of P54v in the veterinary market. Large-scale manufacture of P54v is currently ongoing with a view to commercialisation.

Research into the mode of action of this platform has continued to generate novel synthetic molecules. Pre-clinical work has demonstrated that these molecules have powerful anti-inflammatory and anti-spasmodic effects. This programme is intended to result in a pharmaceutical prescription medicine for the treatment of inflammatory disorders and irritable bowel syndrome. The lead candidate, P61, will enter development in the second half of 2003.

Finally, the **dermatology platform** comprises the patented use of five plants with a novel mode of action for the treatment of eczema. These products have a dual mode of action that targets both the allergic and the inflammatory components of eczema.

In March 2002, Phytopharm announced the commencement of a European multicentre study in canine atopic dermatitis with **P7v**, a three plant botanical product. This randomised, double-blind, placebo controlled study is being conducted by specialist veterinary dermatologists and will determine the optimal dose for future commercialisation of the product. In total, 120 dogs with perennial atopic dermatitis are being randomly allocated to one of four dose groups. The owners add the appropriate dose of either P7v or the matching placebo product to their dogs' food once daily for 12 weeks. The response to dosing will be assessed by changes in the canine atopic dermatitis extent and severity index (CADESI), severity of pruritus, the incidence of secondary skin infection and the overall response reported by both the veterinarians and dog owners. The study is expected to report in Q4 2003.

Over the period Phytopharm completed the pharmaceutical development of the product and is now able to manufacture tonne quantities of material to GMP standards. Discussions with potential partners are now advancing with regard to the further development and commercialisation of this product.

Methods to develop a scalable version of the active compound emerging from this programme, **P55**, are being developed for use in the treatment of dermatitis and eczema in humans.

Dr Daryl Rees
Chief Operating Officer

Product portfolio
Transforming discovery into products

Metabolic Diseases

One in five adults in England are now clinically obese; the number has almost trebled in the last 20 years

The **metabolic disease platform (P57/P64)** is focused on obesity and metabolic syndrome, a problem that is costing western healthcare $100 billion dollars per year in health costs. Licensed to Pfizer Inc in 1998, the P57 programme is based on the patented use of three plant species arising from South Africa. Following an extensive pre-clinical development programme, the results of a recent UK phase IIa clinical study demonstrated the impressive efficacy of this oral treatment in reducing food intake in overweight volunteers. Pfizer will now progress the P57 development programme under the ongoing terms of the Licence and Royalty Agreement. Under the terms of this agreement, Phytopharm will receive up to $32 million in milestone payments as well as royalties on sales of P57 by Pfizer.

Phytopharm has now developed validated screens that are predictive of appetite suppressant activity. This has enabled the Company to develop synthetic molecules that will form the basis of a further and separate licensing opportunity. This programme (P64) is intended to result in the development of a pharmaceutical prescription product for the treatment of obesity and metabolic syndrome.



Pre-clinical
Phase I
Phase II
Phase III
P57
P64

Inflammation Platform

IBS is the second most common cause of absenteeism from work

The **inflammation platform (P54, P54v, P61)** consists of a patented combination of two medicinal plants, a novel mode of action and 27 novel synthetic compounds. The results of a phase IIa study investigating the safety and efficacy of the oral product in inflammatory bowel disease were recently reported. The study indicated that P54, which is derived from the turmeric family, may play a role in reducing steroid dependency in patients with less severe forms of bowel disease. Phase II data using the veterinary version of this product (P54v) has also been generated for canine osteoarthritis, and discussions are underway for a pre-marketing study of P54v in the companion animal market.

Research into the mode of action of this platform has continued to generate novel synthetic molecules with both anti-spasmodic and anti-inflammatory effects in pre-clinical models. This programme is intended to result in a pharmaceutical prescription medicine for the treatment of inflammatory disorders and irritable bowel syndrome (P61), which is planned to enter Phase I at the end of 2003.



Pre-clinical
Phase I
Phase II
Phase III
P54
P54v
P61

Neurodegeneration

Dementia including Alzheimer's disease is a major emerging market in the west

The **neurodegeneration platform (P58/P59/P63)** contains compounds that are actively neuroprotective and able to reverse the declines in neuronal receptor expression that occur in the ageing brain. Based on striking clinical studies using an Asian traditional medicine, P58 is being developed for dementias, including Alzheimer's disease. Studies into how such medicines work have revealed that the P58 molecules actively reverse the process of degeneration that occurs as part of the ageing process, thereby re-establishing neuronal connections. A phase Ib clinical study with repeat dosing in the elderly has recently been completed and a Phase II clinical study will commence in 2003.

P63 is indicated for Parkinson's disease, and has been shown to be able to reverse the damage caused by toxins such as MPP+ and glutamate that are associated with Parkinson's disease, as well as increasing the production of growth factors that have been shown to reverse Parkinson's disease. A phase I study with P63 is planned for the winter of 2002.

P59 is indicated for motor neurone disease, and preliminary data shows impressive efficacy in genetic models of the disease.


Pre-clinical
Phase I
Phase II
Phase III
P58
P63
P59

Dermatology

Canine atopic dermatitis is a common problem affecting 15% of dogs

The **dermatology platform (P7v, P55)** involves the patented use of three plant species and their mode of selection for the treatment of eczema. These products have a dual mode of action that targets both the allergic and inflammatory components of eczema. P7v, a three plant botanical product, has demonstrated positive results in a Phase II study of canine atopic dermatitis. A Phase IIb study is currently in progress, with a view to early commercialisation. Active fractions within this platform (P55) are now being investigated for use in the treatment of dermatitis and eczema in man.


Pre-clinical
Phase I
Phase II
Phase III
P7v
P55

Financial review



Results of operations

Turnover of £2.7m for the year (2001: £1.5m) comprises development income under the licence and development agreement with Pfizer Inc for P57, the Group's appetite suppressant. The turnover is higher this year as it includes reimbursement of the 'proof of concept' clinical study completed at the end of 2001 and further manufacturing and other work to prepare for the next clinical study.

Overall operating expenses for the year of £7.03m are £2.02m higher than the previous year, an increase of 40%. Within those totals expenditure on research and development rose by 49% (£1.97m) to £6m, with administration costs also increasing by 5% to £1.02m. The increase in research and development expenditure is due to increased expenditure across the Group's portfolio of products, particularly the P58 platform and P7v with the completion of the multistage Phase I clinical study in P58 and the commencement of the multicentre clinical study in P7v. Expenditure on P57 also increased this year with the completion of the clinical study as noted above.

Interest income during the year of £0.48m is lower this year (2001: £0.67m) due to a combination of lower average cash balances during the current year and lower interest rates. The tax credit of £0.55m (2001: £0.22m) arose as the Group has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby the Group may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund. The increase in the tax credit is due in part to the higher levels of research and development expenditure this year compared to last and because the tax credit was limited to seven months research and development expenditure in the previous year.

The increase in turnover of £1.24m and the increase in the tax credit this year of £0.33m have partially offset the increase in research and development expenditure of £1.97m to give a net increase in the loss for the year of £0.63m or 24% to £3.28m. Overall the results for the year were as anticipated and were within budget.

Balance sheet

The net assets at the end of the year of £10.28m show a reduction of £2.81m over the figure at the start of the year. This represents the loss for the year of £3.28m offset by £0.48m arising from the exercise of share options. The net asset level at the year end was in line with expectations. The working capital of the Group comprises 98% (2001: 98%) of the net asset value and the bulk of this is held as cash, either on hand or on term deposits.

The fixed asset base of the Group remains low at £0.24m (2001: £0.25m) as the Group contracts out its research requirements and therefore does not need to finance its own laboratory facilities.

Debtors of £2.84m (2001: £0.37m) comprise principally income due under the licence agreement with Pfizer for P57 and the research and development tax credit. As announced on 30 July 2002 Pfizer will now progress the P57 development programme under the terms of the existing milestone and royalty agreement, which includes up to $32m in milestone payments as well as royalties on sales of P57 by Pfizer, and the debtor from Pfizer at the year end completes reimbursement of this stage of the project. There was no income due under the licence agreement for P57 at the end of the previous year as this fell between the regular reimbursement dates.

Short term creditors at the year end were £1.95m and are 87% higher (£0.90m) than the previous year. Included within this figure is an additional £0.31m of deferred income with the balance comprising higher trade creditors and accruals. The increase in trade creditors and accruals arises due to higher than average monthly expenditure in July and August 2002.

Financing

Working capital at 31 August 2002 was £10.04m compared to £12.85m at the end of the previous year. Overall, after allowing for the exercise of options during the year, the Group utilised £3.28m of working capital during 2002 (2001: £2.68m). This is equivalent to an average of £273,000 per month (2001: £223,000) during the year. The average expenditure over the second half of the year was £291,000 (2001: £220,000), which represents an increase of £35,000 per month over the first six months of the year. Both the increase in expenditure over the previous year and the increase in the second half of this year were in accordance with the Group's plan and arise principally as the P58 platform matures and moves through Phase I towards Phase II clinical studies which are anticipated to start in 2003. The Group continues to maintain close control over expenditure, particularly the administrative side of the business, while continuing to develop a wide portfolio of products.

Dr Simon Loach
Chief Financial Officer

Corporate affairs

From its inception there has always been a strong emphasis at Phytopharm on the broader implications of its core activity in developing world-class pharmaceutical products based on traditional medical knowledge. I am glad to say that the Company has continued this culture of care and responsibility within the wider community.

Dr R P Dixey, CEO



Phytopharm is a semi-virtual organisation of 35 employees. Although significantly smaller than most pharmaceutical companies we still encounter similar corporate issues in our day to day operations, particularly as we operate in less developed areas of the world. The board is conscious of its responsibilities not just to shareholders and employees but also our wider ethical, social and environmental responsibilities.

Social and ethical policy

Social Accountability International has developed a standard, SA 8000, which outlines acceptable working terms and conditions for employees and contractors throughout the world. It has also developed a system for independently verifying compliance to the standard.

Phytopharm has addressed the issue of fair treatment to all its employees by adopting this standard and endeavouring to ensure that it and its contractors, partners and suppliers comply with the standard and national law, and to respect the international policies and their interpretation. Phytopharm achieves this by raising awareness and promoting SA8000 standards amongst its partners, suppliers and contractors. Assessment of compliance is through audit and improvement plans are implemented to raise the level of compliance where appropriate.

Environmental policy

Phytopharm prides itself on being in the vanguard of companies promoting the development of medicines that are produced in an environmentally aware manner to the highest possible ethical standards. Phytopharm recognises that protecting the environment is a primary corporate responsibility and that environmental matters are not just the responsibility of the board but also an area in which each employee, each corporate partner and each contractor has a contribution to make. Phytopharm encourages all involved in its operations to act in an environmentally responsible manner.

Where appropriate, these requirements have been incorporated into Phytopharm's standard operating procedures. The ongoing environmental performance of contractors and compliance to the agreed standards is monitored through regular audit.

Biodiversity treaty

Phytopharm has adopted the principles of the International Convention on Biodiversity and enters into commercial arrangements with organisations and companies that bring financial and technology transfer rewards to the originating country or inventor. These financial rewards may take the form of milestone payments or royalty shares in successful products. Examples of technology transfer include training of farmers to grow medicinal plants to Good Agricultural Practices (GAP) and the installation and training to support Good Manufacturing Practices (GMP) compliant facilities.

Quality

As a responsible pharmaceutical company our focus is to develop prescription pharmaceuticals to current international quality guidelines *to meet the increasingly high regulatory* requirements and to ensure that our products are produced to the highest standard. In order to achieve this Phytopharm's operations comply with the following guidelines.

Good Agricultural Practice (GAP)

The principles of Good Agricultural Practice are applied to the growing and primary processing of plants. As well as providing a framework for efficient production of quality crops, GAP serves to minimise environmental impact, maintain biodiversity and promote sustainable production. This is achieved by working with local agronomists and horticulturalists in each of the countries where we are growing crops. These agents have knowledge of the specific plant and, if it is already cultivated, local practices. Monitoring of compliance is made by routine visits to the production areas and agreement of a blueprint for growing the crop which incorporates both the concepts of GAP and local practices.

Good Manufacturing and Laboratory Practice (GMP and GLP)

Phytopharm requires that all contractors involved in the manufacture, packaging and analysis of its products apply the appropriate level of Good Manufacturing Practice (GMP) and Good Laboratory Practice (GLP) to their processing and analytical facilities. These practices are mandatory requirements for products granted a Marketing Authorisation (MA) by Regulatory Authorities. Phytopharm plc has incorporated these requirements into standard operating procedures and audits contractors to *determine the level of compliance with them. Training is given* where compliance is not up to the required level.

GCP Good Clinical Practice (GCP)

Good Clinical Practice (GCP) is an international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve the participation of human subjects. Compliance with this standard is assessed by audit and provides public assurance that the rights, safety and well being of trial subjects are protected, consistent with the principles that have their origin in the Principles of Helsinki, and that the clinical trial data are credible.

These requirements have been incorporated into Phytopharm plc's standard operating procedures and working documentation. This is to ensure compliance with the GCP requirement for studies conducted in-house or by third party contractors. Compliance with the requirement is checked by audit of data and premises.

Social responsibilities

Equal opportunities

Phytopharm is committed to promoting equal opportunities and non-discrimination on all grounds. Our corporate policy is communicated to all members of staff via the Handbook of Company Procedures and full training is provided at Induction. All senior managers also receive regular training to promote awareness of human resource issues including diversity and equal opportunities.

Training and development

Employee training and development requirements are assessed through the annual appraisals process. Additional training is also provided throughout the year as required to enable continuous employee development. Phytopharm also provides sponsorship for staff development programmes and further qualifications.

Charitable donations

Phytopharm has established a Charity Committee to facilitate charitable donations to community programmes and local charities.

Community education

Phytopharm participates in 'Science Education' programmes within local schools and colleges and at community events.

Relationship with suppliers

Phytopharm has a standard operating procedure to ensure that only contractors or suppliers complying with the appropriate quality standards are selected and appointed.

Code of ethics

All employees receive induction training and a copy of the Handbook of Company Procedures clearly detailing good business practices promoted by the Company.

Bribery and corruption

Phytopharm does not condone any form of corrupt behaviour in business dealings. Internal operating procedures ensure compliance with the policy.

Political party donations

Phytopharm does not make donations to political parties or related political action groups.

Directors and advisers



1. Dr R P Dixey Chief Executive Officer
Dr Richard Dixey (aged 50) has a BA (Hons) in physiological sciences (Oxford, 1973), a PhD in biophysics (London, 1984) and an MSc in history and philosophy of science (London, 1988). He founded the Bioelectronic Research Unit at St Bartholomew's Hospital, London in 1979 and became its director in 1984. In 1990 he became a founding director of Phytopharm Limited and its vice chairman in 1992. In 1994 he became chief executive officer of the Company and led its flotation as Phytopharm plc in 1996. In 1989 he founded Chakra Limited, an investment company, of which he remains a director.

2. Dr S C Loach Chief Financial Officer
Dr Simon Loach (aged 46) has an MA (Cantab) in engineering (1978) and a PhD in civil engineering (Nottingham, 1986). He qualified as a chartered accountant in 1990 with Coopers & Lybrand Deloitte. He was appointed as chief financial officer of Phytopharm in February 1996. Prior to that he was financial controller of Ethical Holdings plc. Before joining Coopers & Lybrand in 1987 he worked for Ove Arup and Partners as a geotechnical engineer.

3. Dr D D Rees Chief Operating Officer
Dr Daryl Rees (aged 41) joined Phytopharm in June 1999 from University College London where he was a Senior Lecturer in Clinical Pharmacology. Prior to this Dr Rees gained 10 years experience in the discovery and clinical development of medicines as a Senior Scientist at Wellcome and was part of a multi-disciplinary team involved in the discovery of the L-arginine-NO pathway. He is an Honorary Senior Lecturer in the Department of Medicine at University College London, a former Editor of the British Journal of Pharmacology, and is Chairman of Huntingdon Local Research Ethics Committee.

4. Mr G K G Stevens Non-Executive Chairman
Mr Gordon Stevens MA (Oxon) (aged 76) retired in 1996 as non-executive chairman of WPP plc, the international marketing services group, and as non-executive chairman of Scholl plc, the international foot and leg care company. Prior to those responsibilities his career had been with Unilever plc in international marketing and management where he served on the boards of Unilever plc and Unilever N.V. for 12 years. He was appointed as non-executive chairman on 3 May 1997.

5. Dr P M Whitney Non-Executive Deputy Chairman
Dr Paul Whitney (aged 54) has a BSc (Hons) in chemistry (Aston, 1969), a PhD in physical chemistry (Aston, 1972) and an MBA (Cranfield, 1980). From 1996 to 1998 he was chief executive of Sunlife Asset Management Limited. Prior to that he was chief executive of NatWest Investment Management Limited and managing director of NatWest Asset Managers Limited. He is currently chairman and chief executive of Parallel Ventures Managers Limited. He was appointed as non-executive deputy chairman of the Company on 1 April 1996.

6. Dr T H Flanagan Non-Executive Director
Dr Trevor Flanagan (aged 65) has a BSc (Hons) in biochemistry (Cardiff, 1960) and a PhD in biochemistry (Cardiff, 1963). From 1963 to 1978 he worked at ICI Pharmaceuticals Limited in research project management and as a licensing manager. From 1978 to 1986 he worked for Synthelabo and was responsible for international project management and global regulatory affairs. In 1986 he joined Wellcome Foundation where he was strategic business manager for all therapeutic areas except anti-infectives. In 1995 he established his own pharmaceutical consultancy. He was appointed a non-executive director of the Company on 1 April 1996.

Registered office
Corpus Christi House
9 West Street
Godmanchester
Cambridgeshire PE29 2HY

Company number
3131723

Registrars
Capita IRG plc
Bourne House
34 Beckenham Road
Kent BR3 4TU

Auditors
PricewaterhouseCoopers
Abacus House
Castle Park
Cambridge CB3 0AN

Solicitors
Nicholson Graham & Jones
110 Cannon Street
London EC4N 6AR

Financial public relations consultants
Financial Dynamics
30 Furnival Street
London EC4A 1JE

Bankers
Bank of Scotland
41 South Gyle Crescent
Edinburgh EH12 9XD

Financial advisers
N M Rothschild & Sons Ltd
New Court, St Swithins Lane
London EC4P 4DU

Stockbrokers
WestLB Panmure Ltd
Woodgate Exchange
25 Basinghall Street
London EC2V 5HA

Directors' report

for the year ended 31 August 2002

The directors present their report and the audited financial statements for the year ended 31 August 2002.

Principal activities

The principal activities of the Group remain as last year, and are the investigation and development of medicines derived from plant origins.

Review of the business and future developments

The Group has continued to make good progress across the portfolio of products with the successful completion of a multistage phase I clinical study in age related cognitive impairment and the commencement of a multicentre European study in canine atopic dermatitis. On 30 July 2002 the Group announced that it had reached agreement with Pfizer Inc, the Group's licensee for its appetite suppressant, that Pfizer would continue to progress development of this product under the terms of the existing licence agreement which includes up to $32m in milestones and royalties on sale. In the meantime the Group would be free to develop semi-synthetic molecules arising from the programme and to seek other partners. A full review of the business and future developments is given in the operational review on page 6 and the financial review on page 10.

The directors are satisfied with the progress made across the product portfolio and with the year end position.

Post balance sheet event

There are no post balance sheet events of significance.

Dividends

The directors do not recommend a dividend for the year ended 31 August 2002 (2001: £nil).

Group research and development activities

The Group is heavily committed to research and development activities in order to continue its work in the field of plant based prescription medicines. Such development costs are written off as they are incurred and the charge for the year is shown in note 3 to the financial statements.

Directors

The directors of the Company, all of whom have been directors for the whole of the year, except as noted below, are as follows:

Dr R P Dixey
Dr S C Loach
Dr P M Whitney
Dr T H Flanagan
Mr G K G Stevens
Dr D D Rees
Ms J E Allan (resigned 5 April 2002)

Biographical details of the directors are shown on page 14.

There were no contracts of significance with the Company or any of its subsidiaries subsisting during or at the end of the financial year in which a director of the Company was materially interested.

The interests of directors in the shares and share options of the Company at 31 August 2002 are disclosed in the report of the board on remuneration on pages 17 to 20.

Substantial shareholdings

The directors have been advised of the following substantial holdings in the Company's issued share capital:

Name of shareholder	% holding
Material interest	
Chakra Ltd	20.5
Invesco Perpetual	6.4
Standard Life Investments	4.7
Brian Whittle Associates Ltd	4.4
M & G Asset Management Ltd (Prudential Holdings plc)	3.4
Non-material interest	
Amvescap	15.5

The material holding by Invesco Perpetual is included within the non-material holding by Amvescap.

Save for the above, the Company has not been notified, as at 20 December 2002, of any material interest of 3% or more or any non-material interest exceeding 10% of the issued share capital of the Company.

Employees
The Group's policy towards its employees is detailed on page 13.

Creditor payment policy
The Group's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the Group's policy is to:

a) agree the terms of payment with those suppliers when negotiating the terms of each transaction;
b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and
c) pay in accordance with its contractual and other legal obligations.

The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. The average credit period (expressed as creditor days) taken during the year was 39 days (2001: 28 days) for the Group and nil days for the Company in both years. The average credit period is calculated using the opening and closing trade creditors figure for the year. This year the level of trade creditors increased significantly towards the end of the year and this has resulted in the increase in creditor days shown above.

Impact of the Euro
The Group does not anticipate any immediate impact on its business practices as a result of the introduction of the Euro.

Environment
Details of the Group's policy towards the environment is detailed on page 12.

Charitable donations
During the year the Group made charitable donations of £nil (2001: £210).

Auditors
A resolution to reappoint PricewaterhouseCoopers as auditors to the Company will be proposed at the next annual general meeting.

By order of the board

Dr S C Loach
Company Secretary
23 December 2002

Report of the board on remuneration

for the year ended 31 August 2002

The remuneration committee is comprised exclusively of non-executive directors. They are as follows:

Dr P M Whitney (chairman)
Mr G K G Stevens
Dr T H Flanagan

The Company's remuneration committee decides the remuneration policy that applies to executive directors and all of the Group's employees including other senior management.

Remuneration of non-executive directors

The non-executive directors each receive a fee for their services, which is agreed by the board following recommendation by the chairman with the assistance of independent advice concerning comparable organisations and appointments.

Neither the chairman nor the other non-executive directors receive any pension or other benefits from the Company.

Remuneration policy for executive directors

The Company's remuneration policy for executive directors is to:

a) have regard to the directors' experience and the nature and complexity of their work and due regard to directors' remuneration in comparable companies in order to pay a competitive salary that attracts and retains management of the highest quality;
b) link individual remuneration packages to the Group's long term performance through the award of share options and incentive schemes;
c) provide post retirement benefits through the Group's pension schemes; and
d) provide employment related benefits including the provision of a Company car, life assurance, insurance relating to the directors' duties and medical insurance.

Salaries and benefits

The remuneration committee meets as required in order to consider and set the annual salaries for executive directors, having regard to personal performance and independently compiled salary survey information. The Group operates a performance related bonus scheme for executive directors, senior managers and all other staff. The bonus for each individual depends on the Group achieving performance targets and on the performance of the individual. The bonus is awarded in share options granted after the preliminary announcement; there was no cash element to the bonus scheme for the year ended August 2002. The performance targets for the Group are derived from the annual budget and are agreed by the board and remuneration committee when the board approves the budget.

Share option schemes

The Company operates two share option schemes, both of which are open to all members of staff. The first scheme is an Inland Revenue approved scheme, while the second scheme is an unapproved scheme. Options which become exercisable after three years (basic options) may be granted under either scheme while options which become exercisable after five years (super options) may only be granted under the unapproved scheme. All options are subject to exercise criteria which are currently based on share price performance, which the directors consider most appropriate at this stage of the Company's development where income streams have not stabilised and the Company has not yet made a profit. There are three exercise criteria, two for the basic options and one for the super options. All grants to employees and directors are split equally between basic options and super options. The grant in basic options is also split equally between the two basic option criteria.

The criteria for the basic options are that the increase in the share price must exceed one and a half times or twice the increase in the FTSE All Share Index while that for the super options must have exceeded one and a half times the increase in the FT Pharmaceuticals Index. All criteria are based on the values at the date of grant and all options are granted at market value.

Pensions

All the executive directors have money purchase pension schemes to which the Company contributes 8% of basic salary.

Contracts of service

The executive directors have contracts of service which can be terminated by the Company or by the director with a notice period of one year in the case of Dr R P Dixey and six months in the case of Dr S C Loach and Dr D D Rees. In addition, all executive directors have agreed to retire on attaining the age of 65.

The contracts for service for the non-executive directors can be terminated on not less than 90 days notice by the non-executive director or by the shareholders in general meeting. The contracts for service cannot be terminated by the Company. The board consider this to be satisfactory and are of the opinion that, in certain circumstances, the ability of the Company to remove non-executive directors from office may be counterproductive.

In addition, one third of all directors are required under the Articles of Association to resign and offer themselves for re-election at each annual general meeting.

Directors' detailed emoluments
Details of individual directors' emoluments for the year are as follows:

	2002					2001	
Executive	Salary and fees £	Bonus £	Benefits £	Pension contributions £	Total £	Total £	Pension contributions £
Dr R P Dixey	**152,500**	**3,373**	**16,438**	**12,200**	**184,511**	172,201	11,642
Dr S C Loach	**81,179**	**1,796**	**16,555**	**6,494**	**106,024**	101,501	6,336
Dr D Rees	**98,896**	**2,024**	**10,014**	**7,912**	**118,846**	98,085	5,917
Ms J E Allan*	**77,563**	**1,574**	**27,048**	**3,255**	**109,440**	86,972	5,023
	410,138	**8,767**	**70,055**	**29,861**	**518,821**	458,759	28,918
Non-executive							
Mr G K G Stevens	**30,000**	**–**	**–**	**–**	**30,000**	30,000	–
Dr P M Whitney	**15,000**	**–**	**–**	**–**	**15,000**	15,000	–
Dr T H Flanagan	**15,000**	**–**	**–**	**–**	**15,000**	15,000	–
	60,000	**–**	**–**	**–**	**60,000**	60,000	–
Total	**470,138**	**8,767**	**70,055**	**29,861**	**578,821**	518,759	28,918

* From 1 September 2001 to 5 April 2002.

Ms J E Allan received £36,875 as compensation for loss of office which is included under salary and fees and a company car valued at £16,170 which was transferred to her on 5 April 2002 and which has been included within benefits.

No director waived emoluments in respect of the year ended 31 August 2002 (2001: £nil).

The table below shows gains made by individual directors from the exercise of share options. The gains are calculated as at the exercise date, although the shares may have been retained.

	Number of options	Market value on exercise £	2002 £	2001 £
Ms J E Allan	77,489	5.45	**337,295**	–
Dr S C Loach	300,000	5.45	**1,293,224**	73,513
	377,489		**1,630,519**	73,513

Directors' interests in shares
The interests of the directors in the shares of the Company at 31 August 2002 were:

	Ordinary shares of 1 pence	
	31 August 2002	31 August 2001
Dr R P Dixey *	**166,500**	166,500
Dr S C Loach	**5,000**	5,000
Mr G K G Stevens	**7,750**	7,750
Dr T H Flanagan	**1,000**	1,000

* In addition to these shares, Dr R P Dixey has a beneficial interest in 7,932,000 (2001: 7,932,000) ordinary shares of 1 pence each by virtue of holding 50% of the issued share capital of Chakra Limited, which owns 7,932,000 shares in Phytopharm plc.

All directors' interests are beneficially held.

Apart from the interests disclosed above no directors were interested at any time in the year in the share capital of the Company or other Group companies.

There has been no change in the interests set out above between 31 August 2002 and 23 December 2002.

Report of the board on remuneration continued

for the year ended 31 August 2002

	Number of options								
	At 31 August 2001	granted during the year	exercised in the year	on resignation	**At 31 August 2002**	Note[1]	Exercise price	Date from which exercisable	Expiry date
Dr R P Dixey	126,600	–	–	–	**126,600**	4	£1.925	24 April 2001	23 April 2003
	72,223	–	–	–	**72,223**	2b	45p	6 December 2000	5 December 2004
	72,222	–	–	–	**72,222**	3b	45p	6 December 2000	5 December 2004
	144,444	–	–	–	**144,444**	4	45p	6 December 2002	5 December 2004
	8,564	–	–	–	**8,564**	2b	£3.89	15 December 2002	14 December 2006
	8,563	–	–	–	**8,563**	3b	£3.89	15 December 2002	14 December 2006
	17,127	–	–	–	**17,127**	4	£3.89	15 December 2004	14 December 2006
	8,555	–	–	–	**8,555**	2b	£6.575	7 December 2003	6 December 2007
	8,555	–	–	–	**8,555**	3b	£6.575	7 December 2003	6 December 2007
	17,110	–	–	–	**17,110**	4	£6.575	7 December 2005	6 December 2007
	–	9,816	–	–	**9,816**	2b	£4.775	7 December 2004	6 December 2008
	–	9,817	–	–	**9,817**	3b	£4.775	7 December 2004	6 December 2008
	–	19,634	–	–	**19,634**	4	£4.775	7 December 2006	6 December 2008
	483,963	39,267	–	–	**523,230**				
Dr S C Loach	75,000	–	75,000	–	–	1	26.25p	17 April 1999	16 April 2003
	18,200	–	18,200	–	–	2b	£1.925	24 April 1999	23 April 2003
	39,900	–	39,900	–	–	3b	£1.925	24 April 1999	23 April 2003
	107,900	–	91,621	–	**16,279**	4	£1.925	24 April 2001	23 April 2003
	37,363	–	37,363	–	–	2b	45p	6 December 2000	5 December 2004
	37,916	–	37,916	–	–	3b	45p	6 December 2000	5 December 2004
	75,833	–	–	–	**75,833**	4	45p	6 December 2002	5 December 2004
	4,885	–	–	–	**4,885**	2b	£3.89	15 December 2002	14 December 2006
	4,884	–	–	–	**4,884**	3b	£3.89	15 December 2002	14 December 2006
	9,768	–	–	–	**9,768**	4	£3.89	15 December 2004	14 December 2006
	1,518	–	–	–	**1,518**	2b	£6.575	7 December 2003	6 December 2007
	1,518	–	–	–	**1,518**	3b	£6.575	7 December 2003	6 December 2007
	3,036	–	–	–	**3,036**	4	£6.575	7 December 2005	6 December 2007
	–	3,141	–	–	**3,141**	2a	£4.775	7 December 2004	6 December 2011
	–	1,039	–	–	**1,039**	2b	£4.775	7 December 2004	6 December 2008
	–	3,141	–	–	**3,141**	3a	£4.775	7 December 2004	6 December 2011
	–	1,040	–	–	**1,040**	3b	£4.775	7 December 2004	6 December 2008
	–	8,361	–	–	**8,361**	4	£4.775	7 December 2006	6 December 2008
	417,721	16,722	300,000	–	**134,443**				
Dr D D Rees	13,043	–	–	–	**13,043**	2a	£2.30	24 June 2002	23 June 2009
	6,957	–	–	–	**6,957**	2b	£2.30	24 June 2002	23 June 2006
	20,000	–	–	–	**20,000**	3b	£2.30	24 June 2002	23 June 2006
	40,000	–	–	–	**40,000**	4	£2.30	24 June 2004	23 June 2006
	10,000	–	–	–	**10,000**	2b	£3.89	15 December 2002	14 December 2006
	10,000	–	–	–	**10,000**	3b	£3.89	15 December 2002	14 December 2006
	20,000	–	–	–	**20,000**	4	£3.89	15 December 2004	14 December 2006
	5,704	–	–	–	**5,704**	2b	£6.575	7 December 2003	6 December 2007
	5,703	–	–	–	**5,703**	3b	£6.575	7 December 2003	6 December 2007
	11,406	–	–	–	**11,406**	4	£6.575	7 December 2005	6 December 2007
	7,500	–	–	–	**7,500**	2b	£4.60	2 August 2004	1 August 2008
	7,500	–	–	–	**7,500**	3b	£4.60	2 August 2004	1 August 2008
	15,000	–	–	–	**15,000**	4	£4.60	2 August 2006	1 August 2008
	–	13,215	–	–	**13,215**	2b	£4.775	21 May 2005	20 May 2009
	–	13,214	–	–	**13,214**	3b	£4.775	21 May 2005	20 May 2009
	–	26,430	–	–	**26,430**	4	£4.775	21 May 2007	20 May 2009
	172,813	52,859	–	–	**225,672**				

Report of the board on remuneration continued

for the year ended 31 August 2002

	Number of options At 31 August 2001	granted during the year	exercised in the year	on resignation	**At 31 August 2002**	Note*	Exercise price	Date from which exercisable	Expiry date
Ms J E Allan	8,000	–	8,000	–	–	2a	£1.925	24 April 1999	23 April 2006
	8,000	–	8,000	–	–	3a	£1.925	24 April 1999	23 April 2006
	18,000	–	18,000	–	–	4	£1.925	24 April 2001	23 April 2003
	4,444	–	4,444	–	–	2a	45p	6 December 2000	5 December 2007
	17,301	–	17,301	–	–	2b	45p	6 December 2000	5 December 2004
	21,744	–	21,744	–	–	3b	45p	6 December 2000	5 December 2004
	43,489	–	–	43,489	–	4	45p	6 December 2002	5 December 2004
	18,750	–	–	18,750	–	2b	£3.89	15 December 2002	14 December 2006
	18,750	–	–	18,750	–	3b	£3.89	15 December 2002	14 December 2006
	37,500	–	–	37,500	–	4	£3.89	15 December 2004	14 December 2006
	2,019	–	–	2,019	–	2b	£6.575	7 December 2003	6 December 2007
	2,019	–	–	2,019	–	3b	£6.575	7 December 2003	6 December 2007
	7,984	–	–	7,984	–	4	£6.575	7 December 2005	6 December 2007
	–	2,748	–	2,748	–	2b	£4.775	7 December 2004	6 December 2008
	–	2,749	–	2,749	–	3b	£4.775	7 December 2004	6 December 2008
	–	5,497	–	5,497	–	4	£4.775	7 December 2006	6 December 2008
	208,000	10,994	77,489	141,505	–				
Total	1,282,497	119,842	377,489	141,505	**883,345**				

** Further details of the terms of the share option schemes are contained in note 21 to the financial statements under the note reference in the above table.*

Options granted at 26.25 pence and which are exercisable from 17 April 1999 were granted prior to the Company's flotation on 25 April 1996. The remaining options have been granted under the options schemes established at the time of the flotation. All options granted under these schemes are subject to performance criteria, details of which are given in note 21 to the financial statements.

The Company has no long term incentive plans.

The market price of the Company's shares at the end of the financial year was 220 pence (31 August 2001: 465.5 pence) and the range of market prices during the year was between 220 pence and 578.5 pence.

On behalf of the board

Dr P M Whitney
Chairman of the remuneration committee
23 December 2002

Corporate governance

for the year ended 31 August 2002

The Combined Code

The directors are accountable to shareholders for the good corporate governance of the Group and seek to uphold and report on compliance with current best practice in corporate governance.

In accordance with the Combined Code on Corporate Governance appended by the Financial Services Authority to the Listing Rules, this corporate governance report and the Report of the board on remuneration sets out how the principles of good governance described in the Combined Code have been applied to the Group throughout the financial year.

The board of directors

The board is chaired by Mr G K G Stevens and meets for regular business six times a year. In addition, further meetings are held if circumstances require. The board has agreed a schedule of items that are specifically reserved for its consideration. The board is responsible for the overall direction and strategy of the Group and for securing the optimum performance from Group assets.

Dr T H Flanagan was appointed senior non-executive director on 30 October 2001. He replaced Mr G K G Stevens as the senior non-executive, in order to bring the Company into compliance with provision A.2.1 of the Combined Code.

The board of directors consists of three executive and three non-executive directors following the resignation of Ms J E Allan as an executive director on 5 April 2002. Biographies of the directors are set out on page 14. None of the non-executive directors are involved in the day to day running of the Group's business and, after reviewing their respective shareholdings and business interests notified to the Company, the board considers that they are independent of the Company. Details of the directors' shareholdings are shown on page 18.

The board has established procedures to allow individual directors to seek independent professional advice at the Company's expense for the furtherance of their duties, and all directors have access to the services of the Company secretary. Newly appointed directors receive a comprehensive introduction to the Group's business as well as information on their responsibilities and role as a director of the Company.

The board has established the following committees:

Audit committee

The audit committee comprises Dr P M Whitney, Dr T H Flanagan and Mr G K G Stevens and is chaired by Dr P M Whitney. It meets as required and assists the board in ensuring that the Group's published financial statements give a true and fair view and in securing reliable internal financial information for decision making. It also reviews the suitability and effectiveness of the Group's internal controls. The committee reviews the findings of the external auditors and reviews key accounting policies and judgements. The Group has a Quality Assurance manager but does not have an internal financial audit function. The board considers that this is appropriate at this time given the size of the Group.

Remuneration committee

The remuneration committee comprises Dr P M Whitney, Dr T H Flanagan and Mr G K G Stevens and is chaired by Dr P M Whitney. It meets as required and is responsible for making recommendations to the board on remuneration policy for all members of staff and executive directors. The policy recommendations include setting salary scales, and approving the format and range of incentive payments and share option grants to all staff. Remuneration of non-executive directors is under the control of the executive directors.

Nomination committee

On the 6 August 2002 the board resolved to appoint a nomination committee. The nomination committee comprises Dr T H Flanagan, Dr P M Whitney and Mr G K G Stevens. Dr T H Flanagan was appointed chairman.

Relationship with shareholders

The Company is committed to maintaining good relations with its shareholders and reports formally to shareholders on a six monthly basis through the provision of interim and annual reports. In addition, the Group keeps shareholders informed of significant events for the Group during the year by issuing press releases. The Group also maintains communication by making presentations during the year to institutional shareholders on request and to all shareholders through the Company's website www.phytopharm.co.uk. This contains information on all of the Company's products and all financial reports and press releases issued by the Company. Details of the current share price and historic share price performance are also included.

Annual general meetings

The principal forum for discussion with shareholders is the annual general meeting. Formal notification together with an explanation of each proposed resolution is sent to shareholders at least twenty working days in advance of the meeting. At the meeting the board provides a summary of the year's events after which all the directors are available to answer questions from shareholders. During the meeting all shareholders present are informed of the proxy votes cast for and against each resolution.

Internal controls
The board acknowledges that it is responsible for the Group's system of internal control and for regularly reviewing its effectiveness. However, the board acknowledges that such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

The key procedures that the board have established are designed to provide effective internal controls within the Group and comply with the Internal Control Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales. There is an ongoing process for identifying and managing significant risks faced by the Group which has been in place throughout the year.

The Group's key internal control procedures include the following:

Control environment
The Group's control environment is the responsibility of the Group's directors and managers at all levels. The Group's organisational structure has clear lines of reporting and responsibility. Regular project reviews are held to review progress against plan for each project. These groups report monthly to a management group comprising the executive directors and key senior managers to compare progress against plan for the business as a whole. Overall control of the business rests with the board of directors.

Risk identification and evaluation
Regular assessments of ongoing risks facing the business are undertaken as part of the project reviews and monthly management group meetings in the key areas such as management of working capital, compliance, legal and operational issues.

Operational controls
Manufacturing. All supplies of pharmaceutical products manufactured on behalf of Phytopharm are produced in accordance with Good Manufacturing Practice (GMP) which ensures that the products are manufactured consistently to the appropriate quality standards. The Group also has a number of plantations operating under Good Agricultural Practice (GAP) to ensure that raw material supply is consistently controlled and of appropriate quality.

Pre-clinical studies. Key pre-clinical studies to determine the safety and efficacy of new products are conducted in accordance with Good Laboratory Practice (GLP) at contractors who operate under those regulations. Each contractor is visited by our Quality Assurance auditor to assess compliance with GLP prior to commencing studies.

Clinical studies. All clinical studies carried out by the Group are in accordance with Good Clinical Practice. This ensures that the health and well being of the subjects is carefully monitored during the study and that the data gathered is complete and reliable. These procedures are subject to audit, either by our Quality Assurance manager or a third party.

Financial controls
Financial reporting. Budgets and long term forecasts are prepared annually to allow management to monitor the key business and financial risks. Further more frequent forecasts are prepared if circumstances require. The budgets are reviewed and approved by the board prior to adoption by the Group. Management accounts are prepared on a monthly basis and performance against budget is analysed in detail and reported on monthly.

Control procedure. The Group has established detailed policies, and accounting and administrative procedures are in place covering all significant areas and key systems. These include formal authorisation procedures for the transfer of funds, capital expenditure and recruitment. Any commitment of expenditure requires documentary approval which is subject to prescribed limits of authority. Any major expenditure or commitment including the appointment of senior members of staff requires board approval.

Compliance
The Group has established a series of standard operating procedures (SOPs) covering the operations of the business, including the operation of review meetings and the dissemination of information externally to the business. These SOPs are designed to ensure compliance with the agreed internal procedures of the Group and external regulations where appropriate. All SOPs are reviewed on a regular basis and updated where necessary by the relevant group or department under the control of the Quality Assurance manager.

Going concern
The directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Group's financial statements.

Statement of directors' responsibilities
The directors are required under the Companies Act 1985 to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors confirm that, in preparing these financial statements, the Group has used appropriate accounting policies, applied them consistently and where necessary made reasonable and prudent estimates and judgements. The directors also confirm that all applicable accounting standards have been followed subject to any explanations and material departures disclosed in the notes to the financial statements.

Under the Companies Act 1985 the directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Company's website. Uncertainty regarding legal requirements for the preparation and dissemination of financial statements is compounded as information published on the internet is accessible in many countries with differing legal requirements relating to this.

Statement of compliance

The board has carried out a review of its corporate governance procedures during the year and is pleased to confirm that the Group complies with the provisions of the Combined Code with the following exceptions:

Provision A.2.1 recommends that a senior independent non-executive director be nominated, other than the chairman. Until 30 October 2001 the Company was not in compliance with this provision as the senior non-executive was also the chairman. With effect from 30 October 2001 this matter has been addressed and the Company is now in a position of compliance.

Provision A.6.1 recommends that non-executive directors should be appointed for specified terms subject to re-election and to Companies Act provisions relating to the removal of a director. The service contracts for the non-executive directors are not fixed term, and can only be terminated by the non-executive director on giving 90 days notice or by the shareholders in general meeting. The board consider this to be satisfactory and are of the opinion that, in certain circumstances, the ability of the Company to remove non-executive directors from office may be counterproductive.

By order of the board

Dr S C Loach
Company Secretary
23 December 2002

Independent auditors' report to the members of Phytopharm plc

for the year ended 31 August 2002

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated and Company balance sheets, the consolidated cash flow statement and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority. This opinion has been prepared for and only for the Company's members in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in whose hands it may come save where expressly agreed by our consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the chairman's statement, the operating and financial review, the corporate governance statement, all front section titles and report of the board on remuneration.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 August 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Cambridge
23 December 2002

Consolidated profit and loss account

for the year ended 31 August 2002

	Notes	2002 £	2001 £
Turnover	2	**2,714,486**	1,471,226
Net operating expenses	3	**(7,026,901)**	(5,006,104)
Operating loss		**(4,312,415)**	(3,534,878)
Interest receivable and similar income		**477,949**	665,560
Interest payable and similar charges	6	**(3,960)**	(8,022)
Loss on ordinary activities before taxation	7	**(3,838,426)**	(2,877,340)
Tax credit on loss on ordinary activities	8	**553,908**	224,193
Loss for the financial year	22	**(3,284,518)**	(2,653,147)
Basic and diluted loss per ordinary share (pence)	10	**(8.5)**	(7.1)
IIMR loss per share (pence)	10	**(8.4)**	(7.1)

All revenues and expenses shown above were generated from continuing operations.

The Group has no recognised gains or losses other than those included in the losses above, and therefore no separate statement of total recognised gains and losses has been presented.

Reconciliation of movements in shareholders' funds

for the year ended 31st August 2002

	2002 £	2001 £
Loss for the financial year	**(3,284,518)**	(2,653,147)
New share capital issued	**477,644**	11,213,383
Expenses of share issue	–	(228,706)
Net (decrease)/increase in shareholders' funds	**(2,806,874)**	8,331,530
Opening shareholders' funds	**13,091,546**	4,760,016
Closing shareholders' funds	**10,284,672**	13,091,546

Consolidated and Company balance sheets

for the year ended 31 August 2002

	Notes	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Fixed assets					
Tangible assets	11	**240,975**	246,959	**–**	–
Investments	12	**–**	30,098	**205,800**	235,898
		240,975	277,057	**205,800**	235,898
Current assets					
Debtors: amounts falling due after one year	13	**–**	–	**23,056,549**	18,341,712
Debtors: amounts falling due within one year	13	**2,843,394**	368,579	**24,106**	23,206
Cash held on deposit as short term investments	14	**8,831,259**	12,668,172	**8,831,259**	12,668,172
Cash at bank and in hand		**322,524**	854,125	**283,050**	703,464
		11,997,177	13,890,876	**32,194,964**	31,736,554
Creditors: amounts falling due within one year	15	**1,953,480**	1,045,810	**63,910**	75,049
Net current assets		**10,043,697**	12,845,066	**32,131,054**	31,661,505
Total assets less current liabilities		**10,284,672**	13,122,123	**32,336,854**	31,897,403
Creditors: amounts falling due after more than one year	16	**–**	14,318	**–**	–
Provisions for liabilities and charges	17	**–**	16,259	**–**	–
Net assets		**10,284,672**	13,091,546	**32,336,854**	31,897,403
Capital and reserves					
Called up share capital	20	**386,105**	381,918	**386,105**	381,918
Share premium account	22	**31,726,086**	31,252,629	**31,230,679**	30,757,222
Merger reserve	22	**(204,211)**	(204,211)	**–**	–
Profit and loss account	22	**(21,623,308)**	(18,338,790)	**720,070**	758,263
Equity shareholders' funds		**10,284,672**	13,091,546	**32,336,854**	31,897,403

The financial statements comprising the consolidated profit and loss account, consolidated and Company balance sheets, consolidated cash flow statement and related notes, were approved by the board of directors on 23 December 2002 and were signed on its behalf by:

Dr S C Loach
Chief Financial Officer

Consolidated cash flow statement

for the year ended 31 August 2002

	Notes	2002 £	2001 £
Net cash outflow from continuing operating activities	25	**(5,361,587)**	(3,273,174)
Returns on investments and servicing of finance			
Interest received		**477,949**	665,560
Interest paid on loans and overdraft		**–**	(997)
Interest paid on finance leases		**(3,960)**	(7,025)
Net cash inflow from returns on investments and servicing of finance		**473,989**	657,538
Taxation			
UK corporation tax credit received		**224,209**	–
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(140,421)**	(128,027)
Sale of tangible fixed assets		**13,167**	13,650
Net cash outflow for capital expenditure		**(127,254)**	(114,377)
Cash outflow before use of liquid resources and financing		**(4,790,643)**	(2,730,013)
Management of liquid resources			
Decrease/(increase) in cash held on short term deposit	24	**3,836,913**	(8,140,275)
Financing			
Proceeds from exercise of share options		**477,644**	183,264
Proceeds from issue of share capital		**–**	11,030,119
Expenses of issue of share capital		**–**	(228,706)
Repayment of principal under finance leases		**(55,515)**	(51,986)
Net cash inflow from financing		**422,129**	10,932,691
(Decrease)/increase in net cash	24	**(531,601)**	62,403

Reconciliation to net cash

for the year ended 31 August 2002

	2002 £	2001 £
Net cash at 1 September	**854,125**	791,722
(Decrease)/increase in net cash	**(531,601)**	62,403
Net cash at 31 August	**322,524**	854,125

Notes to the financial statements

for the year ended 31 August 2002

1 Principal accounting policies

These financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently and which the directors consider to be the most appropriate, is set out below. The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

On 3 April 1996 the Group structure was reorganised and a new holding Company established by way of a share exchange. This has been accounted for as a merger in the consolidated accounts, and all transactions within the Group have been eliminated.

The acquisition by the Company's subsidiary, Phytotech Limited (formerly Phytopharm Limited), of Phytodevelopments Limited on 21 March 1996 has been accounted for as a merger in the consolidated financial statements, and all transactions between the two companies have been eliminated.

Changes in presentation of financial statements

The Group has adopted FRS 19 'Deferred Tax' in the preparation of the financial statements. This has not had any impact on the comparative or current year figures as the Group has potential deferred tax assets which it is not considered appropriate to recognise.

Financial instruments

The Group's financial instruments comprise cash and short term investments, trade debtors and trade creditors that arise directly from operations and finance leases. All financial instruments are carried at cost.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal rates used for this purpose are:

Plant and machinery	20%
Computer equipment	33%
Fixtures and fittings	20%
Motor vehicles	25%

Leasehold improvements are amortised over the length of the lease.

Research and development expenditure

Expenditure on research and development is written off as incurred.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Where fixed assets are financed by leasing agreements, which transfer to the Company substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease term and the useful lives of equivalent owned assets.

Foreign currencies

Assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. Foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Turnover

Turnover, which excludes value added tax, represents the invoiced value of goods and services supplied.

Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as turnover when earned. Amounts received or receivable in respect of licence fees or milestone payments are recognised as turnover when the licence rights are granted or the specific conditions stipulated in the licence agreement have been satisfied.

Cost of sales and operating expenses

Cost of sales comprises the proportion of milestone and royalty income earned by the Group and due to third parties under licence agreements and the direct cost of goods sold. All research and development costs, whether funded by third parties under licence and development agreements or not, are included within operating expenses and classified as research and development costs.

1 Principal accounting policies continued

Deferred taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19 'Deferred Tax'. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Pension costs

The Group contributes between five and eight percent of employees' gross salary costs to defined contribution money purchase schemes. Employees may opt out of the State scheme if they wish. The pension costs charged against profit represent the amount of contributions payable to the pension schemes in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Provisions

In accordance with the provisions of Urgent Issues Task Force Abstract 25 ('National Insurance Contributions on Share options'), a provision is made based on the current employer's National Insurance rate applied to the difference between the market value of the shares under option and the option exercise price at the balance sheet date. The provision is charged to the profit and loss account over the period in which the share options vest.

2 Analysis of turnover

	2002 £	2001 £
By business activity		
Licensing and development	**2,714,486**	1,471,226
Destination by geographical area		
North America	**2,714,486**	1,471,226

All turnover originated in the United Kingdom.

3 Cost of sales and other operating income and expenses

	2002 £	2001 £
Gross profit	**2,714,486**	1,471,226
Research and development expenditure	**6,002,483**	4,033,187
Administrative expenses	**1,024,418**	972,917
Operating expenses	**7,026,901**	5,006,104
Operating loss	**(4,312,415)**	(3,534,878)

4 Directors' emoluments

	2002 £	2001 £
Aggregate emoluments	**495,915**	489,841
Compensation for loss of office	**53,045**	–
Contributions to money purchase pension schemes	**29,861**	28,918
	578,821	518,759

The aggregate net gains on share options made during the year, calculated on the date the options were exercised using the market value on that date, was £1,630,519 (2001: £73,513).

Detailed disclosures of directors' individual remuneration and share options are given in the report of the board on remuneration on pages 17 to 20.

All the executive directors, comprising three this year and four last year, have retirement benefits accruing to them from money purchase pension schemes in respect of qualifying services.

4 Directors' emoluments continued

Fees and other emoluments (excluding pension contributions) payable to the highest paid director are as follows:

	2002 £	2001 £
Aggregate emoluments	**172,311**	160,559
Contributions to money purchase pension schemes	**12,200**	11,642
	184,511	172,201

5 Employee information

At 31 August 2002 the Group employed 35 (2001: 34) persons (including executive directors). The average monthly number of persons (including executive directors) employed during the year was:

	2002 Number	2001 Number
Administration	**9**	7
Research and development	**26**	24
	35	31

	2002 £	2001 £
Staff costs (for the above persons):		
Wages and salaries	**1,332,355**	1,179,919
Social security costs	**144,731**	124,662
Other pension costs	**82,906**	73,751
	1,559,992	1,378,332

6 Interest payable and similar charges

	2002 £	2001 £
On bank loans, overdrafts and other loans	**–**	997
On finance leases and hire purchase contracts	**3,960**	7,025
	3,960	8,022

7 Loss on ordinary activities before taxation

	2002 £	2001 £
Loss on ordinary activities before taxation is stated after charging/(crediting):		
Depreciation charge for the year:		
Tangible owned fixed assets	**95,623**	80,199
Tangible assets held under finance leases	**28,457**	51,598
Loss/(profit) on disposal of fixed assets	**9,158**	(9,436)
Auditors' remuneration for audit (Company £12,500, 2001: £12,500)	**21,000**	20,500
Auditors' remuneration for non-audit work	**8,553**	5,975
Operating lease charges:		
Plant and machinery	**14,773**	13,005
Other assets	**56,800**	80,300

8 Tax on loss on ordinary activities

Analysis of credit for the year	2002 £	2001 £
Current UK corporation tax credit on loss on ordinary activities	**553,908**	224,193

Factors affecting the current tax credit for the year

	2002 £	2001 £
Loss on ordinary activities before tax	**(3,838,426)**	(2,877,340)
Loss on ordinary activities multiplied by the standard rate for research and development tax credits of 16% (2001: 16%)	**(614,148)**	(460,374)
Effect of:		
Difference between depreciation and capital allowances	**(19,067)**	15,999
Adjustment in respect of 30% tax rate relating to non research and development company	**(5,347)**	42,115
Short term timing differences	**(874)**	(2,976)
Expenses not deductable for tax purposes	**(203,613)**	(64,659)
Group relief not paid for	**–**	(41,964)
Carried forward losses	**289,141**	287,666
Current tax credit for the year	**(553,908)**	(224,193)

9 Loss for the financial year

As permitted by section 230 of the Companies Act 1985, the parent Company's profit and loss account has not been included in these financial statements. The parent Company's loss for the year to 31 August 2002 was £38,193 (2001: profit of £300,825).

10 Loss per ordinary share

The calculation of basic and diluted earnings per share on the net basis is based on the loss on ordinary activities after taxation, namely £3,284,518 (2001: £2,653,147) and on 38,480,633 (2001: 37,609,090) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the year.

A further measure of earnings per share has been recommended by the Institute of Investment Management and Research (the 'IIMR') for adoption by financial analysts. This measure, known as headline earnings, adjusts standard earnings per share to eliminate capital items only, rather than all exceptional items. IIMR headline loss per share is set out below:

	2002 pence per share	2001 pence per share
Loss per share	**(8.5)**	(7.1)
Less IIMR adjustments		
Profit/(loss) on sale of tangible fixed assets	**–**	–
Provision against fixed asset investments	**(0.1)**	–
IIMR loss per share	**(8.4)**	(7.1)

11 Tangible fixed assets

Group	Short leasehold £	Computer equipment £	Motor vehicles £	Plant and machinery £	Fixtures and fittings £	Total £
Cost						
At 1 September 2001	3,363	230,593	288,448	20,510	103,030	645,944
Additions	–	66,801	64,710	2,530	6,380	140,421
Disposals	–	(63,898)	(83,048)	(9,156)	–	(156,102)
At 31 August 2002	**3,363**	**233,496**	**270,110**	**13,884**	**109,410**	**630,263**
Depreciation						
At 1 September 2001	3,363	152,668	140,599	16,484	85,871	398,985
Charge for year	–	51,447	62,905	1,565	8,163	124,080
Disposals	–	(63,731)	(60,937)	(9,109)	–	(133,777)
At 31 August 2002	**3,363**	**140,384**	**142,567**	**8,940**	**94,034**	**389,288**
Net book value						
At 31 August 2002	**–**	**93,112**	**127,543**	**4,944**	**15,376**	**240,975**
Net book value						
At 31 August 2001	–	77,925	147,849	4,026	17,159	246,959

The net book values of tangible fixed assets held under finance leases and hire purchase contracts included in the above figures are as follows:

	2002 £	2001 £
Motor vehicles	**27,366**	82,148

Company
The Company has no tangible fixed assets.

12 Fixed asset investments

	Group		Company	
Shares in Group undertakings	2002 £	2001 £	2002 £	2001 £
At 1 September and 31 August	**–**	–	**205,800**	205,800
Other investments				
At 1 September	**30,098**	30,098	**30,098**	30,098
Provision for impairment in value	**(30,098)**	–	**(30,098)**	–
At 31 August	**–**	30,098	**–**	30,098
Total fixed asset investments	**–**	30,098	**205,800**	235,898

Notes to the financial statements
for the year ended 31 August 2002

12 Fixed asset investments continued
Interests in Group undertakings

Name of undertaking	Country of incorporation	Description of shares held	Proportion of voting rights and nominal value of issued shares held by Group %	Company %
Phytotech Limited	England and Wales	Ordinary 10 pence shares	100	100
Phytodevelopments Limited	England and Wales	Ordinary £1 shares	100	–

Both the above companies have been included in these financial statements and operated principally in their country of incorporation or registration.

The principal business activities of these subsidiary undertakings are:
Phytotech Limited - research and development of plant based medicines
Phytodevelopments Limited - dormant

Other investments

Name of undertaking	Country of incorporation	Description of shares held	Proportion of voting rights and nominal value of issued shares held by Group %	Company %
Saklaspur Bio Tech Limited (Formerly Tumkur Chemicals Limited)	India	Equity shares of Rs 10/-	10	10

The directors have reviewed the financial statements of Saklaspur Bio Tech Limited and are of the opinion that a provision of £30,098 should be made against the cost of the investment to reduce this to fair value.

13 Debtors

	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Amounts falling due after one year				
Amounts owed from Group undertakings	–	–	**23,056,549**	18,341,712
Amounts falling due within one year				
Trade debtors	**2,042,962**	–	–	–
Other debtors	**160,858**	105,588	**1,552**	14,202
Corporation tax recoverable	**553,908**	224,209	–	–
Prepayments and accrued income	**85,666**	38,782	**22,554**	9,004
	2,843,394	368,579	**24,106**	23,206
	2,843,394	368,579	**23,080,655**	18,364,918

14 Cash held on deposit as short term investments

	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Cash held on deposit as short term investments	**8,831,259**	12,668,172	**8,831,259**	12,668,172

The Company holds its excess cash reserves in a combination of fixed interest accounts and fixed term money market deposits. At 31 August 2002 and 31 August 2001 these did not exceed three months in duration.

15 Creditors: amounts falling due within one year

	Group		Company	
	2002 £	2001 £	2002 £	2001 £
Obligations under finance leases	**8,271**	49,468	**–**	–
Trade creditors	**766,646**	380,375	**654**	2,686
Other creditors	**752**	5,860	**–**	563
Taxation and social security	**43,752**	38,818	**–**	–
Accruals and deferred income	**1,134,059**	571,289	**63,256**	71,800
	1,953,480	1,045,810	**63,910**	75,049

Included within other creditors for the Group is an amount of £752 (2001: £3,370) relating to pensions creditors.

16 Creditors: amounts falling due after more than one year

	Group		Company	
	2002 £	2001 £	2002 £	2001 £
Obligations under finance leases	**–**	14,318	**–**	–

Finance leases
The net finance lease obligations to which the Group is committed are:

	Group		Company	
	2002 £	2001 £	2002 £	2001 £
In one year or less	**8,592**	52,402	**–**	–
Between one and two years	**–**	14,810	**–**	–
	8,592	67,212	**–**	–
Less: interest	**321**	3,426	**–**	–
	8,271	63,786	**–**	–

17 Provisions for liabilities and charges

Provision for Employer's National Insurance on share option gains:

	Group		Company	
	2002 £	2001 £	2002 £	2001 £
At 1 September	**16,259**	31,000	**–**	31,000
Transferred to subsidiary Company	**–**	–	**–**	(31,000)
Credited to profit and loss account	**(16,259)**	(14,741)	**–**	–
At 31 August	**–**	16,259	**–**	–

There is no provision for Employer's National Insurance at the year end as the option price of the share options granted after 5 April 1999 is greater than the market value of the shares under option.

Deferred taxation
No deferred tax has been recognised in the financial statements on the grounds of future uncertainty regarding its utilisation. The analysis of unprovided deferred tax assets is as follows:

	Group		Company	
	2002 £	2001 £	2002 £	2001 £
Amount not recognised				
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**163,568**	182,372	**–**	–
Accumulated losses	**5,502,612**	4,995,000	**1,782**	–
Other	**1,431**	1,073	**–**	138
	5,667,611	5,178,445	**1,782**	138

Notes to the financial statements

for the year ended 31 August 2002

18 Financial instruments

The Group's objectives in using financial instruments are to maximise the returns of funds held on deposit, to conserve cash resources by entering financing arrangements for the acquisition of major capital assets, to minimise exchange rate risk where appropriate, and to generate additional cash resources through the issue of shares when market conditions are appropriate.

These objectives, policies and strategies are consistent with those of previous years. The balance sheet positions at 31 August 2002 and 2001 are not representative of the positions throughout the year as cash and short term investments fluctuate considerably depending on when fund raising activities have occurred.

Short term debtors and creditors have been excluded from the following disclosures as permitted by the FRS 13 'Derivatives and other financial instruments'.

Interest rate risk profile of the Group's financial assets

With the exception of a nominal amount held in South African Rand the Group held all cash, bank and deposits in Sterling accounts with UK banks. Interest rates on deposit accounts are floating and are based on LIBID, while interest rates on term deposits are fixed for the duration of deposit and earned interest between 3.95% and 5.00% in the year ended 31 August 2002.

The Group holds a small investment as disclosed in note 12. The directors are of the opinion that the fair value of this investment based on future cash flows is £nil (2001: £30,098) and have made a provision accordingly.

Interest rate risk profile of the Group's financial liabilities

The Group's liabilities, other than short term creditors, which are excluded as above, were all in Sterling at fixed rates of interest and were in respect of lease agreements for the purchase of capital assets. The maturity profile and amounts outstanding are disclosed in note 16. The weighted average interest rate and period remaining on liabilities at 31 August 2002 was 10.2% and 0.69 years (2001: 8% and 1.2 years).

Currency risk profile

The Group had no significant commitments in foreign currencies throughout the year.

Borrowing facilities

The Group had no borrowing facilities at 31 August 2002 (2001: £nil).

Fair values

There is no material difference between the fair value and the carrying values of the financial instruments referred to above, because of the short maturity period of these financial instruments.

Credit risk

The financial instruments that subject the Group to a potential credit risk comprise principally of cash and short term investments. The Group's policy is to minimise this risk by placing these deposits with institutions with a recognised high rating, or with one of the major clearing banks.

19 Pension and similar obligations

The Group operates a number of defined contribution pension schemes for employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost represents contributions paid and payable by the Group to the funds and amounted to £82,906 (2001: £73,751).

20 Called-up share capital

	2002 £	2001 £
Authorised		
50,000,000 (2001: 50,000,000) ordinary shares of 1 pence each	**500,000**	500,000
Allotted, called-up and fully paid		
38,610,530 (2001: 38,191,815) ordinary shares of 1 pence each	**386,105**	381,918

Notes to the financial statements

for the year ended 31 August 2002

21 Options over shares of Phytopharm plc

As noted in the report to the board on remuneration the Company's share option schemes are open to all employees. The Company makes a grant of share options to all employees on joining the Company and then further grants of share options following the preliminary announcement depending on individual performance. This policy leads to a number of small grants of options as shown in the tables below. All share options have to satisfy certain performance criteria before they can be exercised and these are detailed below. At 31 August 2002 the total number of options granted since flotation, and which have not lapsed, represents 3.6% (2001: 3.4%) of the outstanding share capital for basic options (notes 2a, 2b, 3a and 3b below) and 3.5% (2001: 3.3%) for super options (note 4 below).

Options have been granted for 1 pence ordinary shares as follows:

	2002 Number	2001 Number
At 1 September	**2,124,095**	2,224,097
Granted during the year	**293,363**	278,848
Exercised during the year	**(418,715)**	(280,320)
Lapsed during the year	**(124,885)**	(98,530)
At 31 August	**1,873,858**	2,124,095

At 31 August 2001 the outstanding share options are shown below. These have been analysed according to the exercise criteria detailed below.

Number outstanding 31/08/02	Note	Date granted	Exercise price	Option exercisable from	Option exercisable to	Currently exercisable
4,000	2a	24/04/96	£1.925	24/04/99	23/04/06	4,000
72,223	2b	06/12/97	45p	06/12/00	05/12/04	72,223
13,043	2a	23/06/99	£2.30	23/06/02	22/06/09	13,043
6,957	2b	23/06/99	£2.30	23/06/02	22/06/06	6,957
5,000	2a	02/08/99	£2.24	02/08/02	01/08/09	5,000
12,987	2a	20/09/99	£2.31	20/09/02	19/09/09	–
7,013	2b	20/09/99	£2.31	20/09/02	19/09/06	–
7,500	2a	06/12/99	£2.915	06/12/02	05/12/09	–
14,069	2a	15/12/99	£3.89	15/12/02	14/12/09	–
45,846	2b	15/12/99	£3.89	15/12/02	14/12/06	–
3,352	2a	17/04/00	£4.475	17/04/03	16/04/10	–
1,648	2b	17/04/00	£4.475	17/04/03	16/04/07	–
3,571	2a	20/04/00	£4.20	20/04/03	19/04/10	–
5,179	2b	20/04/00	£4.20	20/04/03	19/04/07	–
2,500	2a	02/05/00	£4.40	02/05/03	01/05/10	–
3,247	2a	05/06/00	£4.62	05/06/03	04/06/10	–
16,753	2b	05/06/00	£4.62	05/06/03	04/06/07	–
3,135	2a	12/06/00	£4.785	12/06/03	11/06/10	–
1,865	2b	12/06/00	£4.785	12/06/03	11/06/07	–
2,177	2a	18/09/00	£6.89	18/09/03	17/09/10	–
2,073	2b	18/09/00	£6.89	18/09/03	17/09/07	–
6,536	2a	07/12/00	£6.575	07/12/03	06/12/10	–
31,166	2b	07/12/00	£6.575	07/12/03	06/12/07	–
1,473	2a	07/03/01	£6.00	07/03/04	06/03/11	–
7,500	2b	01/08/01	£4.60	01/08/04	31/07/08	–
2,938	2a	21/08/01	£4.68	21/08/04	20/08/11	–
1,342	2a	04/09/01	£4.66	04/09/04	03/09/11	–
15,938	2a	06/12/01	£4.775	06/12/04	05/12/11	–
31,185	2b	06/12/01	£4.775	06/12/04	05/12/08	–
1,085	2a	31/12/01	£5.42	31/12/04	30/12/11	–
839	2a	19/02/02	£5.67	19/02/05	18/02/12	–
1,559	2a	04/03/02	£5.62	04/03/05	03/03/12	–
1,629	2a	03/04/02	£4.84	03/04/05	02/04/12	–
758	2a	16/04/02	£4.95	16/04/05	15/04/12	–
13,215	2b	21/05/02	£4.775	21/05/05	20/05/09	–
450	2a	02/07/02	£4.50	02/07/05	01/07/12	–
351,751						101,223

Notes to the financial statements

for the year ended 31 August 2002

21 Options over shares of Phytopharm plc continued

Number outstanding 31/08/02	Note	Date granted	Exercise price	Option exercisable from	Option exercisable to	Currently exercisable
4,000	3a	24/04/96	£1.925	24/04/99	23/04/06	4,000
72,222	3b	06/12/97	45p	06/12/00	05/12/04	72,222
20,000	3b	23/06/99	£2.30	23/06/02	22/06/06	20,000
5,000	3a	02/08/99	£2.24	02/08/02	01/08/09	5,000
20,000	3b	20/09/99	£2.31	20/09/02	19/09/06	–
2,791	3a	06/12/99	£2.915	06/12/02	05/12/09	–
4,709	3b	06/12/99	£2.915	06/12/02	05/12/06	–
8,291	3a	15/12/99	£3.89	15/12/02	14/12/09	–
51,614	3b	15/12/99	£3.89	15/12/02	14/12/06	–
3,351	3a	17/04/00	£4.475	17/04/03	16/04/10	–
1,649	3b	17/04/00	£4.475	17/04/03	16/04/07	–
3,571	3a	20/04/00	£4.20	20/04/03	19/04/10	–
5,179	3b	20/04/00	£4.20	20/04/03	19/04/07	–
2,500	3a	02/05/00	£4.40	02/05/03	01/05/10	–
3,246	3a	05/06/00	£4.62	05/06/03	04/06/10	–
16,754	3b	05/06/00	£4.62	05/06/03	04/06/07	–
3,134	3a	12/06/00	£4.785	12/06/03	11/06/10	–
1,866	3b	12/06/00	£4.785	12/06/03	11/06/07	–
2,177	3a	18/09/00	£6.89	18/09/03	17/09/10	–
2,073	3b	18/09/00	£6.89	18/09/03	17/09/07	–
6,530	3a	07/12/00	£6.575	07/12/03	06/12/10	–
31,162	3b	07/12/00	£6.575	07/12/03	06/12/07	–
1,473	3a	07/03/01	£6.00	07/03/04	06/03/11	–
7,500	3b	01/08/01	£4.60	01/08/04	31/07/08	–
2,937	3a	21/08/01	£4.68	21/08/04	20/08/11	–
1,343	3a	04/09/01	£4.66	04/09/04	03/09/11	–
15,942	3a	06/12/01	£4.775	06/12/04	05/12/11	–
31,192	3b	06/12/01	£4.775	06/12/04	05/12/08	–
1,085	3a	31/12/01	£5.42	31/12/04	30/12/11	–
838	3a	19/02/02	£5.67	19/02/05	18/02/12	–
1,558	3a	04/03/02	£5.62	04/03/05	03/03/12	–
1,629	3a	03/04/02	£4.84	03/04/05	02/04/12	–
757	3a	16/04/02	£4.95	16/04/05	15/04/12	–
13,214	3b	21/05/02	£4.775	21/05/05	20/05/09	–
450	3a	02/07/02	£4.50	02/07/05	01/07/12	–
351,737						101,222

21 Options over shares of Phytopharm plc continued

Number outstanding 31/08/02	Note	Date granted	Exercise price	Option exercisable from	Option exercisable to	Currently exercisable
152,879	4	24/04/96	£1.925	24/04/01	23/04/03	152,879
10,000	4	10/10/97	99.5p	10/10/02	09/10/04	–
452,507	4	06/12/97	45p	06/12/02	05/12/04	–
40,000	4	23/06/99	£2.30	23/06/04	22/06/06	–
10,000	4	02/08/99	£2.24	02/08/04	01/08/06	–
40,000	4	20/09/99	£2.31	20/09/04	19/09/06	–
15,000	4	06/12/99	£2.915	06/12/04	05/12/06	–
119,816	4	15/12/99	£3.89	15/12/04	14/12/06	–
10,000	4	17/04/00	£4.48	17/04/05	16/04/07	–
17,500	4	20/04/00	£4.20	20/04/05	19/04/07	–
5,000	4	02/05/00	£4.40	02/05/05	01/05/07	–
40,000	4	05/06/00	£4.62	05/06/05	04/06/07	–
10,000	4	12/06/00	£4.79	12/06/05	11/06/07	–
8,500	4	18/09/00	£6.89	18/09/05	17/09/07	–
79,333	4	07/12/00	£6.575	07/12/05	06/12/07	–
2,945	4	07/03/01	£6.00	07/03/06	06/03/08	–
15,000	4	01/08/01	£4.60	01/08/06	31/07/08	–
5,875	4	21/08/01	£4.68	21/08/06	20/08/08	–
2,685	4	04/09/01	£4.655	04/09/06	09/03/08	–
94,267	4	06/12/01	£4.78	06/12/06	05/12/08	–
2,170	4	31/12/01	£5.42	31/12/06	30/12/08	–
1,676	4	19/02/02	£5.67	19/02/07	18/02/09	–
3,116	4	04/03/02	£5.62	04/03/07	03/03/09	–
3,256	4	03/04/02	£4.84	03/04/07	02/04/09	–
1,515	4	16/04/02	£4.95	16/04/07	15/04/09	–
26,430	4	21/05/02	£4.775	21/05/07	20/05/09	–
900	4	02/07/02	£4.50	02/07/07	01/07/09	–
1,170,370						152,879

Note

1 These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant. The options are exercisable between three and seven years from the date of grant.

2a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant, and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. The options remain exercisable for ten years from the date of grant.

2b *These options vest and must satisfy the same conditions as under note 2a above. However, these options remain exercisable for seven years from the date* of grant and have not been submitted to the Inland Revenue for approval.

3a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least two times the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. The options remain exercisable for ten years from the date of grant.

3b *These options vest and must satisfy the same conditions as under note 3a above. However, these options remain exercisable for seven years from the date* of grant and have not been submitted to the Inland Revenue for approval.

4 These options vest in tranches of one fifth on each of the first, second, third, fourth and fifth anniversaries of the date of grant. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the fifth anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the Pharmaceuticals Index as published by the Financial Times as a constituent part of the FT Actuaries All Share Index. The options remain exercisable for seven years from the date of grant.

22 Share premium account and reserves

Group

	Share premium account £	Merger reserve £	Profit and loss account £
At 1 September 2001	31,252,629	(204,211)	(18,338,790)
Premium on new share issue	473,457	–	–
Loss for the financial year	–	–	(3,284,518)
At 31 August 2002	**31,726,086**	**(204,211)**	**(21,623,308)**

Company

	Share premium account £	Profit and loss account £
At 1 September 2001	30,757,222	758,263
Premium on new share issue	473,457	–
Loss for the financial year	–	(38,193)
At 31 August 2002	**31,230,679**	**720,070**

23 Reconciliation of net cash flow to movement in net funds

	At 1 September 2001 £	Cash flow £	Other non-cash changes £	**At 31 August 2002 £**
Cash at bank and in hand	854,125	(531,601)	–	**322,524**
	854,125	(531,601)	–	**322,524**
Finance leases	(63,786)	55,515	–	**(8,271)**
	790,339	(476,086)	–	**314,253**
Current asset investment	12,668,172	(3,836,913)	–	**8,831,259**
	13,458,511	(4,312,999)	–	**9,145,512**

24 Analysis of net funds

	2002 £	**2002 £**	2001 £	2001 £
(Decrease)/increase in cash in the period	**(531,601)**		62,403	
Cash outflow from decrease in debt	**55,515**		51,986	
(Decrease)/increase in liquid resources	**(3,836,913)**		8,140,275	
Change in net funds resulting from cash flows		**(4,312,999)**		8,254,664
Other non-cash items				
New finance leases		**–**		–
Movement in net funds in the year		**(4,312,999)**		8,254,664
Net funds at 1 September		**13,458,511**		5,203,847
Net funds at 31 August		**9,145,512**		13,458,511

Notes to the financial statements

for the year ended 31 August 2002

25 Reconciliation of operating loss to net cash outflow from operating activities

	2002 £	2001 £
Continuing activities		
Operating loss	**(4,312,415)**	(3,534,878)
Depreciation on tangible fixed assets	**124,080**	131,797
Loss/(profit) on disposal of fixed assets	**9,158**	(9,436)
Impairment provision on fixed asset investment	**30,098**	–
(Increase) in trade debtors	**(2,042,962)**	–
(Increase) in other debtors	**(55,270)**	(62,973)
(Increase)/decrease in prepayments and accrued income	**(46,884)**	22,294
Increase in trade creditors	**386,271**	220,753
(Decrease) in other creditors	**(5,108)**	(60,372)
Increase in taxation and social security	**4,934**	34,894
Increase/(decrease) in accruals and deferred income	**562,770**	(512)
(Decrease) in provision for employer's National Insurance on share option gains	**(16,259)**	(14,741)
Net cash outflow from continuing operating activities	**(5,361,587)**	(3,273,174)

26 Major non-cash transactions

During the year the Company entered into finance lease arrangements in respect of fixed assets with a total capital value at the inception of the leases of £nil (2001: £nil).

27 Capital commitments

There were no capital commitments for fixed assets contracted for at 31 August 2002 (2001: £nil).

28 Contingent liabilities

There were no contingent liabilities at 31 August 2002 (2001: £nil).

29 Financial commitments

At 31 August 2002 there were the following annual commitments under non-cancellable operating leases:

	2002		2001	
Group	**Land and buildings £**	**Other £**	Land and buildings £	Other £
Expiring within one year	–	**6,164**	–	3,720
Expiring between two and five years inclusive	–	**6,908**	56,800	9,452
	–	**13,072**	56,800	13,172

	2002		2001	
Company	**Land and buildings £**	**Other £**	Land and buildings £	Other £
Expiring within one year	–	–	–	–
Expiring between two and five years inclusive	–	–	56,800	–
	–	–	56,800	–

30 Related party transactions

The Group has taken advantage of the exemption available under FRS 8 not to disclose transactions between Group companies.

Phytopharm plc **Annual report & accounts** for the year ended 31 August 2002

Phytopharm plc
Corpus Christi House
9 West Street
Godmanchester
Cambs PE29 2HY
United Kingdom

Tel +44 (0) 1480 437697
Fax +44 (0) 1480 417090

Company number 3131723

www.phytopharm.co.uk